SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of September, 2006
CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)
Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)
     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐                    Form 40-F ☒
     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☒
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-127943 (Canadian Pacific Railway Limited), and Form S-8 No. 333-13962 (Canadian Pacific Railway Limited).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)

Date: September 22, 2006		Signed: Donald F. Barnhardt
	By:	Name:	Donald F. Barnhardt
		Title:	Corporate Secretary

NEWS

Release: Immediate, September 22, 2006
Calgary, Alberta
Labour Agreement Ratified between CPR and United Steelworkers
Canadian Pacific Railway (CPR) has announced the ratification of a collective agreement with its clerical and intermodal workers, represented by the United Steelworkers (USW).
The three-year agreement extends to the end of 2009. It provides improvements for wages and benefits. In addition, a number of work-life balance provisions have been implemented, which are designed to improve retention of current employees and to make the various positions more attractive for people looking for a career in the rail industry.
“We are pleased with this settlement and believe it provides value for both our employees and our company as a whole,” said CPR President and CEO, Fred Green.
“With this agreement we wanted to improve the work / life balance of our members. We feel we were successful,” stated Nathalie Lapointe, President USW TC Local 1976.
At CPR, the USW represent 1,500 employees engaged in numerous departments across the country. These include: employees in intermodal facilities, transportation service representatives who maintain inventory and generate work orders, crew dispatchers who co-ordinate and dispatch train crews, security guards, and clerical employees involved in a variety of administrative functions in all facets of the business such as pension, payroll, accounting and operations.
With the ratification of this agreement, there are now three labour agreements in place between CPR and its Canadian unions that extend to the end of 2009 and one that extends to the end of 2008. This most recent agreement includes a number of work-rule changes to improve productivity and manage benefit costs.

About Canadian Pacific Railway
Canadian Pacific Railway is a transcontinental carrier operating in Canada and the U.S. Its 13,500-mile rail network serves the principal centres of Canada, from Montreal to Vancouver, and the U.S. Northeast and Midwest regions. CPR feeds directly into America’s heartland from the East and West coasts. Alliances with other carriers extend its market reach throughout the U.S. and into Mexico. Canadian Pacific Logistics Solutions provides logistics and supply chain expertise worldwide. Canadian Pacific Railway is marking its 125th anniversary in 2006. For more information, visit CPR’s website at www.cpr.ca.
About the United Steelworkers Union
In Canada, the United Steelworkers represents more than 255,000 men and women who work in all economic sectors. For more information, visit the USW website at: www.local1976uswa.ca.
Media Contacts:
Canadian Pacific Railway
Ed Greenberg
(403) 319-3686
(403) 540-8106 (cell)
ed_greenberg@cpr.ca
United Steelworkers
Richard Pagé
(514) 526-8280
rpage@usw.ca